ING Life Insurance and Annuity Company

Guaranteed Accumulation Account

Supplement dated August 30, 2010 to the
Guaranteed Accumulation Account Prospectus dated April 30, 2010

The following information updates and amends certain information contained in your Guaranteed Accumulation Account Prospectus. Please read it carefully and keep it with your current Guaranteed Accumulation Account Prospectus for future reference.

The following describes changes applicable to the Guaranteed Accumulation Account (GAA) for variable annuity contracts issued on or after September 27, 2010, or upon state insurance department approval, whichever is later, and restates information applicable to contracts issued prior to September 27, 2010, or before state insurance department approval, whichever is later.

1. The following replaces the second paragraph of the "Guaranteed Interest Rates" section on page 3 of the Contract Prospectus:

   The guaranteed interest rates we offer will always meet or exceed the minimum interest rates agreed to in the contract. Not all contracts provide for minimum interest rates for the Guaranteed Accumulation Account. Apart from meeting the contractual minimum interest rates (if any), we can in no way guarantee any aspect of future offerings.

2. The following replaces the second paragraph of the "Guaranteed Terms of Greater than One Year" section on page 8 of the Contract Prospectus:

   We will not guarantee or credit a guaranteed interest rate below the minimum rate specified in the contract for the Guaranteed Accumulation Account (if any), nor will we credit interest at a rate above the guaranteed interest rate we announce prior to the start of a deposit period.

3. The following replaces the "Calculation of the MVA," "Deposit Period Yield," "Current Yield," and "MVA Formula" sections on page 13-14 of the Contract Prospectus:

Calculation of the MVA

For contracts issued on or after to September 27, 2010 (or upon state insurance department approval, whichever is later), the amount of the MVA depends on the relationship between:
   ▷ The average corporate bond yield (US Treasury Rate plus spread over Treasury) of the month of deposit for the corresponding guaranteed term; and
   ▷ The current corporate bond yield (US Treasury Rate plus spread over Treasury) at the time of withdrawal for a period equal to the remainder of the guaranteed term.

If the current corporate bond yield at the time of withdrawal is less than the average corporate bond yield of the month of deposit, the MVA will decrease the amount withdrawn from a guaranteed term to satisfy a transfer or withdrawal request (the MVA will be positive). If the current corporate bond yield at the time of withdrawal is greater than the average corporate bond yield of the month of deposit, the MVA will increase the amount withdrawn from a guaranteed term (the MVA will be negative).

For contracts issued prior to September 27, 2010 (or before state insurance department approval, whichever is later), the amount of the MVA depends on the relationship between:
   ▷ The deposit period yield of U.S. Treasury Notes that will mature in the last quarter of the guaranteed term; and
   ▷ The current yield of such U.S. Treasury Notes at the time of withdrawal.

If the current yield is less than the deposit period yield, the MVA will decrease the amount withdrawn from a guaranteed term to satisfy a transfer or withdrawal request (the MVA will be positive). If the current yield is greater than the deposit period yield, the MVA will increase the amount withdrawn from a guaranteed term (the MVA will be negative).

Deposit Period Yield. We determine the deposit period yield used in the MVA calculation by considering interest rates prevailing during the deposit period of the guaranteed term from which the transfer or withdrawal will be made. First, we identify the Treasury Notes that mature in the last three months of the guaranteed term. Then, we determine their yield-to-maturity percentages for the last business day of each week in the deposit period. We then average the resulting percentages to determine the deposit period yield. Treasury Note information may be found each business day in publications such as the Wall Street Journal which publishes the yield-to-maturity percentages for all Treasury Notes as of the preceding business day.

Current Yield. We use the same Treasury Notes identified for the deposit period yield to determine the current yield—Treasury Notes that mature in the last three months of the guaranteed term. However, we use the yield-to-maturity percentages for the last business day of the week preceding the withdrawal and average those percentages to get the current yield.

MVA Formula

For contracts issued on or after to September 27, 2010 (or upon state insurance department approval, whichever is later), the mathematical formula used to determine the MVA is:

$$\left\{ \frac{(1 + a + i)}{(1 + b + j)} \right\}^{\frac{x}{365}}$$

Where:
a is the average of the US Treasury Rate in effect on the first four Fridays of the month of deposit for the corresponding guaranteed term;
b is the US Treasury Rate in effect on the withdrawal date (based on the previous Friday) for a period equal to the remainder of the guaranteed term;
i is the average of the spread over Treasury on the Barclays US Corporate Investment Grade Index (if unavailable a similar service will be utilized) in effect on the first four Fridays of the month of deposit for the corresponding guaranteed term;
j is the spread over Treasury on the Barclays US Corporate Investment Grade Index (if unavailable a similar service will be utilized) in effect on the withdrawal date (based on the previous Friday) for a period equal to the remainder of the guaranteed term; and
x is the number of days remaining, (computed from Wednesday of the week of withdrawal) in the guaranteed term.

For contracts issued prior to September 27, 2010 (or before state insurance department approval, whichever is later), the mathematical formula used to determine the MVA is:

$$\left\{ \frac{(1 + i)}{(1 + j)} \right\}^{\frac{x}{365}}$$

where **i** is the deposit period yield; **j** is the current yield; and **x** is the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term.

For examples of how we calculate MVA, refer to Appendix I.

We make an adjustment in the formula of the MVA to reflect the period of time remaining in the guaranteed term from the Wednesday of the week of a withdrawal.

4. Appendix I to the GAA Prospectus is hereby deleted and replaced with the following:

Appendix I

Examples of Market Value Adjustment Calculations

The following are examples of market value adjustment ("MVA") calculations using several hypothetical yields, *applicable to contracts issued on or after to September 27, 2010 (or upon state insurance department approval, whichever is later)*. These examples do not include the effect of any early withdrawal charge or other fees that may be assessed under the contract upon withdrawal.

EXAMPLE I

a is the average of the US Treasury Rate in effect on the first four Fridays of the month of deposit for the corresponding guaranteed term;

b is the US Treasury Rate in effect on the withdrawal date (based on the previous Friday) for a period equal to the remainder of the guaranteed term;

i is the average of the spread over Treasury on the Barclays US Corporate Investment Grade Index (if unavailable a similar service will be utilized) in effect on the first four Fridays of the month of deposit for the corresponding guaranteed term;

j is the spread over Treasury on the Barclays US Corporate Investment Grade Index (if unavailable a similar service will be utilized) in effect on the withdrawal date (based on the previous Friday) for a period equal to the remainder of the guaranteed term; and

x is the number of days remaining, (computed from Wednesday of the week of withdrawal) in the guaranteed term.

Assumptions:

a	= 3%
i	= 1%
b	= 5%
j	= 1%
x	= 927

$$MVA = \left\{ \frac{(1 + a + i)}{(1 + b + j)} \right\}^{\frac{x}{365}}$$

$$MVA = \left\{ \frac{(1.04)}{(1.06)} \right\}^{\frac{927}{365}}$$

$$= .9528$$

In this example, the average corporate bond yield of the month of deposit (a + i) of 4% is less than the current corporate bond yield at the time of withdrawal (b + j) of 6%; therefore, the MVA is less than one. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be increased to compensate for the negative MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $2,099.08 withdrawal from the guaranteed term.

Assumptions:

a	= 4%
i	= 1%
b	= 5%
j	= 1%
x	= 927

$$MVA = \left\{ \frac{(1 + a + i)}{(1 + b + j)} \right\}^{\frac{x}{365}}$$

$$MVA = \left\{ \frac{(1.05)}{(1.06)} \right\}^{\frac{927}{365}}$$

$$= .9762$$

In this example, the average corporate bond yield of the month of deposit (a + i) of 5% is less than the current corporate bond yield at the time of withdrawal (b + j) of 6%; therefore, the MVA is less than one. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be increased to compensate for the negative MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $2,048.76 withdrawal from the guaranteed term.

EXAMPLE II

a is the average of the US Treasury Rate in effect on the first four Fridays of the month of deposit for the corresponding guaranteed term;
b is the US Treasury Rate in effect on the withdrawal date (based on the previous Friday) for a period equal to the remainder of the guaranteed term;
i is the average of the spread over Treasury on the Barclays US Corporate Investment Grade Index (if unavailable a similar service will be utilized) in effect on the first four Fridays of the month of deposit for the corresponding guaranteed term;
j is the spread over Treasury on the Barclays US Corporate Investment Grade Index (if unavailable a similar service will be utilized) in effect on the withdrawal date (based on the previous Friday) for a period equal to the remainder of the guaranteed term; and
x is the number of days remaining, (computed from Wednesday of the week of withdrawal) in the guaranteed term.

Assumptions:

a	=	5%
i	=	1%
b	=	3%
j	=	1%
x	=	927

$$MVA = \left\{ \frac{(1 + a + i)}{(1 + b + j)} \right\}^{\frac{x}{365}}$$

$$MVA = \left\{ \frac{(1.06)}{(1.04)} \right\}^{\frac{927}{365}}$$

$$= 1.0496$$

In this example, the average corporate bond yield of the month of deposit (a + i) of 6% is greater than the current corporate bond yield at the time of withdrawal (b + j) of 4%; therefore, the MVA is greater than one. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be decreased to reflect the positive MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,905.49 withdrawal from the guaranteed term.

Assumptions:

a	=	4%
i	=	1%
b	=	3%
j	=	1%
x	=	927

$$MVA = \left\{ \frac{(1 + a + i)}{(1 + b + j)} \right\}^{\frac{x}{365}}$$

$$MVA = \left\{ \frac{(1.05)}{(1.04)} \right\}^{\frac{927}{365}}$$

$$= 1.0246$$

In this example, the average corporate bond yield of the month of deposit (a + i) of 5% is greater than the current corporate bond yield at the time of withdrawal (b + j) of 4%; therefore, the MVA is greater than one. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be decreased to reflect the positive MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,951.98 withdrawal from the guaranteed term.

The following are examples of market value adjustment ("MVA") calculations using several hypothetical deposit period yields and current yields, *applicable to contracts issued prior to September 27, 2010 (or before state insurance department approval, whichever is later)*. These examples do not include the effect of any early withdrawal charge or other fees that may be assessed under the contract upon withdrawal.

EXAMPLE I

Assumptions:

i,   the deposit period yield, is 4%
j,   the current yield, is 6%
x,   the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

$$MVA = \left\{ \frac{(1+i)}{(1+j)} \right\}^{\frac{x}{365}}$$

$$MVA = \left\{ \frac{(1.04)}{(1.06)} \right\}^{\frac{927}{365}}$$

$$= .9528$$

In this example, the deposit period yield of 4% is less than the current yield of 6%; therefore, the MVA is less than one. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be increased to compensate for the negative MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $2,099.08 withdrawal from the guaranteed term.

Assumptions:

i,   the deposit period yield, is 5%
j,   the current yield, is 6%
x,   the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

$$MVA = \left\{ \frac{(1+i)}{(1+j)} \right\}^{\frac{x}{365}}$$

$$MVA = \left\{ \frac{(1.05)}{(1.06)} \right\}^{\frac{927}{365}}$$

$$= .9762$$

In this example, the deposit period yield of 5% is less than the current yield of 6%; therefore, the MVA is less than one. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be increased to compensate for the negative MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $2,048.76 withdrawal from the guaranteed term.

EXAMPLE II

Assumptions:

i,   the deposit period yield, is 6%
j,   the current yield, is 4%
x,   the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

$$MVA = \left\{ \frac{(1 + i)}{(1 + j)} \right\}^{\frac{x}{365}}$$

$$MVA = \left\{ \frac{(1.06)}{(1.04)} \right\}^{\frac{927}{365}}$$

$$= 1.0496$$

In this example, the deposit period yield of 6% is greater than the current yield of 4%; therefore, the MVA is greater than one. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be decreased to reflect the positive MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,905.49 withdrawal from the guaranteed term.

Assumptions:

i,   the deposit period yield, is 5%
j,   the current yield, is 4%
x,   the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

$$MVA = \left\{ \frac{(1 + i)}{(1 + j)} \right\}^{\frac{x}{365}}$$

$$MVA = \left\{ \frac{(1.05)}{(1.04)} \right\}^{\frac{927}{365}}$$

$$= 1.0246$$

In this example, the deposit period yield of 5% is greater than the current yield of 4%; therefore, the MVA is greater than one. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be decreased to reflect the positive MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,951.98 withdrawal from the guaranteed term.

5. Appendix II to the GAA Prospectus is hereby deleted and replaced with the following:

Appendix II
Examples of Market Value Adjustment at Various Yields

The following hypothetical examples show the market value adjustment based on a given: a) current corporate bond yield (US Treasury Rate plus spread over Treasury) for contracts issued on or after to September 27, 2010 (or upon state insurance department approval, whichever is later); or b) current yield for contracts issued prior to September 27, 2010 (or before state insurance department approval, whichever is later), at time of withdrawal for various times remaining in the guaranteed term. Table A illustrates the application of the market value adjustment based on an average corporate bond yield or deposit period yield of the month of deposit of 6%; Table B illustrates the application of the market value adjustment based on an average corporate bond yield or deposit period yield of the month of deposit of 5%. The market value adjustment will have either a positive or negative influence on the amount withdrawn from or remaining in a guaranteed term. Also, the amount of the market value adjustment generally decreases as the end of the guaranteed term approaches.

TABLE A: Average Corporate Bond Yield or Deposit Period Yield of the Month of Deposit of 6%

Current Corporate Bond Yield or Current Yield at Time of Withdrawal	Change in Average Corporate Bond Yield or Deposit Period Yield of the Month of Deposit	Time Remaining to Maturity of Guaranteed Term					
		8 Years	**6 Years**	**4 Years**	**2 Years**	**1 Year**	**3 Months**
9%	+3%	80.0%	84.6%	89.4%	94.6%	97.2%	99.3%
8%	+2%	86.1%	89.4%	92.8%	96.3%	98.1%	99.5%
7%	+1%	92.8%	94.5%	96.3%	98.1%	99.1%	99.8%
6%	0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
4%	-2%	116.5%	112.1%	107.9%	103.9%	101.9%	100.5%
3%	-3%	125.8%	118.8%	112.2%	105.9%	102.9%	100.7%
2%	-4%	136.0%	126.0%	116.6%	108.0%	103.9%	101.0%
1%	-5%	147.2%	133.6%	121.3%	110.1%	105.0%	101.2%

TABLE B: Average Corporate Bond Yield or Deposit Period Yield of the Month of Deposit of 5%

Current Corporate Bond Yield or Current Yield at Time of Withdrawal	Change in Average Corporate Bond Yield or Deposit Period Yield of the Month of Deposit	Time Remaining to Maturity of Guaranteed Term					
		8 Years	**6 Years**	**4 Years**	**2 Years**	**1 Year**	**3 Months**
9%	+4%	74.1%	79.9%	86.1%	92.8%	96.3%	99.1%
8%	+3%	79.8%	84.4%	89.3%	94.5%	97.2%	99.3%
7%	+2%	86.0%	89.3%	92.7%	96.3%	98.1%	99.5%
6%	+1%	92.7%	94.5%	96.3%	98.1%	99.1%	99.8%
4%	-1%	108.0%	105.9%	103.9%	101.9%	101.0%	100.2%
3%	-2%	116.6%	112.2%	108.0%	103.9%	101.9%	100.5%
2%	-3%	126.1%	119.0%	112.3%	106.0%	102.9%	100.7%
1%	-4%	136.4%	126.2%	116.8%	108.1%	104.0%	101.0%